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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                (Amendment No. 1)


                              Double E Corporation
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                 (Name of small business issuer in its charter)


         Nevada                           3441                   75-3019949
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(State or jurisdiction of      (primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)


3535 N.W. 58th Street - Ste 770, Oklahoma City, OK  73112
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          (Address and telephone number of principal executive offices)

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(Address of principal place of business or intended principal place of business)


    George Cole, 3535 N.W. 58th Street -
    Ste 770, Oklahoma City, OK 73122                 (405) 943-8008
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            (Name, address and telephone number of agent for service)


Approximate date of proposed sale to the public ________________________________

If this Form is filed to register additional securities for an offering pursuant to Rule 462Lb) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [ ] ________________________________________

If this Form is a post-effective amendment filed pursuant to Rule 462Lc) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] ______________________________________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] ______________________________________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434 check
the following box. [   ]


                         CALCULATION OF REGISTRATION FEE

      Title of each              Dollar              Proposed               Proposed                   I
   class of securities          amount to         maximum offering      maximum aggregate           Amount of
    to be registered          be registered        price per unit         offering price         registration fee
   -------------------      -----------------     ----------------      -----------------        ----------------

Double E Corporation        10,101,000 shares          $0.01                $101,010                  $9.29

The Registrant hereby amends this Registration Statement on such a date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such date as the commission in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such a date as the Commission, acting pursuant to said Section 8(a), may determine.